================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)

                                   ----------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            CROSSROADS SYSTEMS, INC.
         (Name of Subject Company (Issuer), and Filing Person (Offeror))

                                   ----------

      Certain Options to Purchase Common Stock, Par Value $0.001 Per Share,
                         (Title of Class of Securities)

                                   ----------

                                   22765 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                 Brian R. Smith
                      President and Chief Executive Officer
                            CROSSROADS SYSTEMS, INC.
                           8300 North MoPac Expressway
                               Austin, Texas 78759
                            Telephone: (512) 349-0300
                            Facsimile: (512) 928-7199

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                                J. Matthew Lyons
                                  Ted A. Gilman
                         Brobeck, Phleger & Harrison LLP
                             4801 Plaza on the Lake
                               Austin, Texas 78746
                            Telephone: (512) 330-4000
                            Facsimile: (512) 330-4001

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                        AMOUNT OF FILING FEE*
          $4,372,384                                      $402.26

* Previously paid. The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,652,231 shares of common stock of Crossroads Systems, Inc., having an aggregate value of $4,372,384 as of January 10, 2003, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals the product of (i) the approximate aggregate value of such options multiplied by (ii) $92.00 per each U.S. $1.0 million of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: Not applicable.
                                ------------------------------------------------
         Form or Registration No.: Not applicable.
                                  ----------------------------------------------
         Filing party: Not applicable.
                       ---------------------------------------------------------
         Date filed: Not applicable.
                     -----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         The filing of this Amendment No. 2 to Schedule TO shall not be construed as an admission by Crossroads Systems, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on January 13, 2003, relating to the offer by Crossroads Systems, Inc. to exchange options to purchase shares of our common stock, par value $0.001 per share, held by eligible employees and non-employee members of the board of directors on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Options for New Option Grants, dated January 13, 2003 (the "Offer to Exchange"), as amended hereto by the Offer to Exchange dated February 3, 2003.

ITEM 12. EXHIBITS.

         (a)

                  (1)      Offer to Exchange, dated February 3, 2003.

                  (2)      Letter of Transmittal.

                  (3) Email to Employees Announcing Offer to Exchange, including Offer to Exchange for Employees, dated January 13, 2003.*

                  (4) Crossroads Systems, Inc. Annual Report on Form 10-K for its fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on January 17, 2002, is incorporated herein by reference.

                  (5) Crossroads Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2002, filed with the Commission on September 16, 2002, is incorporated herein by reference.

                  (6) Presentation to Employees on Option Exchange Program, dated January 15, 2003.**

                  (7)      Notice of Withdrawal.

                  (8)      Email to Employees, dated February 3, 2003.

         (b)      Not applicable.

         (d)

                  (1) Crossroads Systems, Inc. 1996 Stock Option/Stock Issuance Plan.*

                  (2) Crossroads Systems, Inc. 1999 Stock Incentive Plan, as amended.*

                  (3) Form of Notice of Grant for New Option Grants pursuant to the Crossroads Systems, Inc. 1999 Stock Incentive Plan.*

                  (4) Form of Stock Option Agreement for New Option Grants pursuant to the Crossroads Systems, Inc. 1999 Stock Incentive Plan.*

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on January 13, 2003.

** Previously filed as an exhibit to Amendment No.1 to Schedule TO filed with the Securities and Exchange Commission on January 15, 2003.



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


                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                           CROSSROADS SYSTEMS, INC.


                                           /s/  Brian R. Smith
                                           --=----------------------------------
                                           Brian R. Smith
                                           President and Chief Executive Officer

Date: February 3, 2003



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                                Index to Exhibits

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
(a)(1)          -   Offer to Exchange, dated February 3, 2003.

(a)(2)          -   Letter of Transmittal.

(a)(3)*         -   Email to Employees Announcing Offer to Exchange, including Offer to Exchange for Employees, dated
                    January 13, 2003.

(a)(4)          -   Crossroads Systems, Inc. Annual Report on Form 10-K for its fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on January 17, 2002, is
                    incorporated herein by reference.

(a)(5)          -   Crossroads Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended July 31,
                    2002, filed with the Commission on September 16, 2002, is incorporated herein by reference.

(a)(6)**        -   Presentation to Employees on Option Exchange Program, dated January 15, 2003.

(a)(7)          -   Notice of Withdrawal.

(a)(8)          -   Email to Employees, dated February 3, 2003.

(b)             -   Not applicable.

(d)(1)*         -   Crossroads Systems, Inc. 1996 Stock Incentive Plan.

(d)(2)*         -   Crossroads Systems, Inc. 1999 Stock Incentive Plan, as amended.

(d)(3)*         -   Form of Notice of Grant for New Option Grants pursuant to the Crossroads Systems, Inc. 1999
                    Stock Incentive Plan.

(d)(4)*         -   Form of Stock Option Stock Agreement for New Option Grants pursuant to the Crossroads Systems,
                    Inc. 1999 Stock Incentive Plan.

(g)             -   Not applicable.

(h)             -   Not applicable.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on January 13, 2003.

** Previously filed as an exhibit to Amendment No.1 to Schedule TO filed with the Securities and Exchange Commission on January 15, 2003.



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